Exhibit 1.01
Conflict Minerals Report

PVH Corp. (together with each of its subsidiaries collectively and individually, “PVH,” “the Company,” “we,” “us” or “our”) has included this Conflict Minerals Report (the “Report”) as an exhibit to its Form SD for 2014 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Form SD (together, the “Rule”).  Both the Form SD and the Report are being filed electronically with the Securities and Exchange Commission (the “SEC”) on June 1, 2015.

Under the Rule, conflict minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, and three specified derivatives: tantalum, tin, and tungsten (collectively, the “Conflict Minerals”).  Conflict Minerals that are necessary to the functionality or production of our products are referred to herein as “Necessary Conflict Minerals.”  Our products that contain Necessary Conflict Minerals are referred to herein as “In-scope Products.”  The terms “adjoining country,” “armed group” and “DRC conflict free,” as used in this Report, have the meanings contained in the Rule.

Applicability of the Conflict Minerals Rule to Our Company

PVH is one of the largest branded lifestyle apparel companies in the world, with a diversified portfolio of iconic lifestyle apparel brands, led by Calvin Klein and Tommy Hilfiger.  We also market a variety of goods under our owned brands, including Van Heusen, IZOD, ARROW, Warner’s and Olga, and licensed brands, including Speedo, Kenneth Cole New York, Kenneth Cole Reaction, MICHAEL Michael Kors, Sean John, Chaps, Donald J. Trump Signature Collection, DKNY, Ike Behar and John Varvatos.

We are subject to the Rule because we are a public company with securities registered pursuant to Section 12(g) of the Exchange Act.  We are required to file a Form SD because we contract to manufacture products that contain Necessary Conflict Minerals.

We did not find that any of the Necessary Conflict Minerals contained in our In-scope Products directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively, the “Covered Countries”).  We are, however, typically many levels removed from the market participants that source Conflict Minerals that may be used in the components of our products and our supply chain is constantly evolving, geographically diverse, and due to competitive factors, often relatively opaque.  As a result, we were unable to determine the origin of all of the Necessary Conflict Minerals contained in our In-scope Products.  We also were unable to conclude that any of our products were “DRC conflict free.”
This Report discusses the steps we have taken to ensure that our and our suppliers’ sourcing practices are consistent with our commitment to high moral and ethical standards and our Conflict Minerals Policy (the “Policy”), which is described below.

The Conflict Minerals Policy

The purpose of the Rule is to bring attention to and address violence and human rights violations occurring at the hands of armed groups in connection with the mining of Conflict Minerals from the Covered Countries.
PVH has long been committed to maintaining high moral and ethical standards that reflect honesty, integrity, and reliability in every situation.  In furtherance thereof and for the purposes of the Rule, PVH has adopted the Policy to encourage our suppliers to respect human rights and not to contribute to conflicts in the Covered Countries.
The Policy states clearly that we expect suppliers who supply to or manufacture components, parts or products for PVH that contain Conflict Minerals to:
1.
Obtain those minerals from socially and environmentally responsible sources that do not directly or indirectly contribute to conflict or human rights abuses, including sourcing Conflict Minerals only from sources that do not directly or indirectly finance or benefit armed groups in a Covered Country;

2.	Implement and communicate to their personnel practices and policies that are consistent with the Policy;

3.	Familiarize themselves with the Rule and the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “Guidance”);

4.	Put in place procedures for the traceability of Conflict Minerals, working with their suppliers, as appropriate;

5.	Where possible, source Conflict Minerals from smelters and refiners validated as being conflict free by independent third parties;

6.	Maintain reviewable business records on the source of Conflict Minerals;

7.
Provide us with written certifications and other information concerning the origin of Conflict Minerals included in products, components and parts supplied to us and the supplier’s compliance with the Policy generally, upon request;

8.	Adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with the Policy;

9.	Otherwise establish policies, due diligence procedures and management systems that are consistent with the Guidance; and

10.	Expect their direct and indirect suppliers to adopt policies and procedures that are consistent with those contained in the Policy.

The Policy also encourages suppliers to support industry efforts to enhance traceability and responsible practices in the global minerals supply chain.

Additionally, the Policy provides that, upon learning of a violation, we may require a supplier to commit to and implement a corrective action plan within a reasonable timeframe.  Finally, the Policy provides that continued failure to adhere to the Policy or refusal to address issues of concern may lead us to terminate our business relationship with the supplier.

Reasonable Country of Origin Inquiry Information

As required by the Rule, for 2014, we conducted a “reasonable country of origin inquiry.”  Our outreach included contacting the approximately 950 suppliers that we directly contracted with to manufacture our products.  We identified our In-scope Products for purposes of the Rule through these supplier inquiries and other information known to us.

Pursuant to the Rule, based on the results of our reasonable country of origin inquiry, we conducted the due diligence discussed below.

Due Diligence Framework

For our 2014 due diligence, we followed the criteria set forth in the Guidance.1

The Guidance provides for a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas.  Selected elements of our program design are discussed below.  The headings below conform to the headings used in the Guidance for each of the five steps of the framework.  Selected due diligence measures that we took in 2014 are discussed under “Due Diligence Program Execution.”

1.	Step One; Establish strong company management systems:

a.	We have adopted the Policy. We communicate the Policy internally and externally by posting it on our corporate website and by distributing it to our suppliers and licensees.

b.
We have a Conflict Minerals working group of senior associates under the General Counsel who work on our Conflict Minerals compliance strategy.  This working group includes representatives from compliance, corporate social responsibility, legal, sales, sourcing and at least one associate from each business unit with potentially In-scope Products.  Selected associates are educated on the Rule, the Guidance, our compliance plan and the procedures for reviewing and validating supplier responses to our inquiries.  We also use outside counsel with expertise on compliance and reporting under the Rule to assist us with our compliance efforts.

c.
We use the Conflict Minerals Reporting Template (the “Template”) developed by the Conflict-Free Sourcing Initiative to gather supply chain information, including, in some cases, the names of smelters and refiners.  We maintain business records relating to our Conflict Minerals due diligence, including responses to the Template, findings and resulting decisions, for at least five years.

d.
Our standard supplier agreement and licensee agreement contain provisions that explain the Company’s expectations and our suppliers’ obligations under the Rule.  The Policy is also attached to these agreements.

e.
We provide employees, suppliers and other interested parties with email addresses or a confidential reporting website and hotline that they may use to report known or suspected violations of the Policy, in some cases anonymously.

2.	Step Two; Identify and assess risk in the supply chain:

a.
We request by email that suppliers provide us with information, through the completion of the Template, concerning the usage and source of Conflict Minerals in the products that they manufacture for us.  We follow up by email or telephone with all suppliers that do not respond within the specified time frame.

b.
We review the suppliers’ completed Templates and follow up on any response that contains “red flags,” which we define as an incomplete Template, a Template that contains errors or inaccuracies, a Template that indicates that the supplier may have manufactured an In-scope Product for us, but fails to provide smelter or refiner information, or a Template that indicates that the supplier sourced a Necessary Conflict Mineral from a Covered Country.  In each case, we request a revised or more detailed response and continue to follow up as appropriate.

c.
We review the smelter and refiner information provided by suppliers against the Standard Smelter Names tab of the Template and the list of known processing facilities published by the U.S. Department of Commerce (the “Commerce Department List”).  Smelter and refiner information also is reviewed against the lists of “compliant” and “active” smelters and refiners published by the Conflict-Free Sourcing Initiative.

d.
To the extent that a smelter or refiner identified by a supplier is not listed as compliant by the Conflict-Free Sourcing Initiative or the Commerce Department List, we consult publicly available information or attempt to contact the smelter or refiner to determine whether it obtained Conflict Minerals from sources that directly or indirectly financed or benefitted armed groups in a Covered Country.

3.	Step Three; Design and implement a strategy to respond to identified risks:

a.	Our Conflict Minerals team leader reports the findings of its supply chain risk assessment to our General Counsel.

b.	We address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.

4.	Step Four; Carry out independent third-party audit of supply chain due diligence at identified points in the supply chain:

To the extent that smelters or refiners are identified, we utilize information made available by the Conflict-Free Sourcing Initiative concerning independent third-party audits of smelters and refiners.

5.	Step 5; Report on supply chain due diligence:

We file a Form SD and a Conflict Minerals Report with the SEC.  These filings are also made available on our corporate website.

Due Diligence Program Execution

In furtherance of our Conflict Minerals compliance program, we performed the following supplier due diligence in 2014.  For a discussion of the design of our due diligence measures, please see “Due Diligence Framework.”

1.
We sent emails to each of our approximately 950 suppliers explaining our obligations under the Rule, the Policy and requesting information on the usage and source of any Conflict Minerals used in our products through the completion of the Template.  We followed up by email or telephone with all suppliers that did not respond to the request within the specified time frame, ultimately obtaining responses from approximately 70% of our 2014 suppliers.

2.
We reviewed the suppliers’ completed responses.  Suppliers that submitted an inaccurate or incomplete response were asked to provide a revised Template.  We followed up with other suppliers we deemed appropriate.

3.	Our Conflict Minerals team leader reported the findings of our supply chain risk assessment to our General Counsel.

4.	In addition, to mitigate the risk that the Necessary Conflict Minerals contained in our In-scope Products directly or indirectly finance or benefit armed groups in a Covered Country:

a.	We adopted the Policy. We communicated the Policy internally and externally by posting it on our website. The Policy also was communicated in writing to our Suppliers.

b.
We provided an email address or a confidential reporting website and hotline that employees, suppliers and other interested parties could use to report violations of the Policy, in some cases, anonymously.

c.	We maintain at least five years of business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions.

Product Information

We do not manufacture any products that contain Conflict Minerals.  Indeed, a majority of our products – dress shirts, neckwear, sports shirts, underwear and swimwear – do not contain any Conflict Minerals at all.  For the small portion of our products that may contain Necessary Conflict Minerals, the challenges of tracing a multi-tier supply chain prevented us from determining the smelters and refiners and country of origin of all of the Necessary Conflict Minerals used in our In-Scope Products.

For 2014, none of our In-scope Products were determined by us to support conflict (i.e., to contain Necessary Conflict Minerals that directly or indirectly financed or benefitted an armed group in a Covered Country).  However, we could not conclude that any of our products were “DRC conflict free.”

For a further discussion of our products, see our Annual Report on Form 10-K for the fiscal year that ended February 1, 2015.  The information contained in our Form 10-K is not incorporated by reference into this Report or our Form SD and should not be considered part of this Report or our Form SD.

Additional Risk Mitigation Efforts

In order to further mitigate the risk that the Necessary Conflict Minerals contained in our In-scope Products benefit armed groups in the Covered Countries, in 2015, in addition to the due diligence explained above, we plan to:
1.	Encourage suppliers that provided company level information for 2014 to provide product level information for 2015.

2.	Engage early in our due diligence process with suppliers that failed to provide or provided incomplete responses for 2014 to help encourage them to provide all requested information for 2015.

3.
Communicate to all new suppliers our sourcing expectations, including providing the Policy in any new supplier agreement to help ensure that they understand the requirements of the Rule and the Guidance.

1 Second Edition 2013.